Exhibit 99.1

GDS to Report Fourth Quarter and Full Year 2019 Financial Results on Thursday,

March 19, 2020

SHANGHAI, China, March 05, 2020 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings,” “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it will report its fourth quarter and full year 2019 unaudited financial results on Thursday, March 19, 2020, before the open of the U.S. markets.

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 19, 2020 (8:00 PM Beijing/Hong Kong time on March 19, 2020).

Dial-in details for the earnings conference call are as follows:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	5065819

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://investors.gds-services.com.

A replay of the conference call will be accessible by phone approximately two hours after the conclusion of the live call at the following numbers, until March 27, 2020 08:59 AM U.S. ET:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
Mainland China:	400-632-2162
Replay Access Code:	5065819

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited